UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

eLong, Inc.
(Name of Issuer)
Ordinary Shares, $0.01 Par Value
(Title of Class of Securities)
290138205
(CUSIP Number)
Wilson Chu, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5088
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	290138205

1.	NAMES OF REPORTING PERSONS. Oak Pacific Interactive

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		5,778,392

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,778,392

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,778,392

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.9%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The percent of class is calculated based upon 22,318,501 ordinary shares of eLong, Inc. issued and outstanding as of December 31, 2007, as reported in eLong, Inc.’s Form 20-F filed for the fiscal year ended December 31, 2007.

SCHEDULE 13D/A
     This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Ordinary Shares, par value $0.01 per share (“Ordinary Shares”) of eLong, Inc. (the “Company”), filed January 27, 2009 by the Reporting Person (the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “As of March 21, 2009, the Reporting Person purchased an aggregate of 5,778,392 shares of Ordinary Shares for an aggregate purchase price of approximately $19.8 million using working capital.”
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “The Reporting Person intends to continue to have discussions and other communications with the Company’s management and members of its board of directors regarding the strategic direction of the Company, maximizing shareholder value, and/or the possibility of a business combination transaction that would be mutually agreeable to the Reporting Person and the Company. The Reporting Person may also continue to have conversations with other stockholders. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Person may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Reporting Person and the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to those enumerated above.
     The Reporting Person currently holds the shares reported herein for investment purposes but intends to review its investment in the issuer on a continuing basis and may determine to acquire additional interests in the Company. In addition, depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, changes to the composition of the board of directors, price levels of the shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, acquiring or selling additional Ordinary Shares, which transactions may be significant in amount, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
     Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of its general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the issuer or the shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.”

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 5,778,392 shares of the Company’s Ordinary Shares, which represents 25.9% of the 22,318,501 shares of the Company’s issued and outstanding Ordinary Shares as reported in the Company’s Form 20-F filed for the fiscal year ended December 31, 2007.
(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	5,778,392
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition:	5,778,392
Shared power to dispose or direct the disposition:	0
Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below.

	Number of	Number of	Price Per	Description of
Date	Shares Acquired	Shares Disposed	Share (1)	Transaction
3/3/2009	40,000	0	$2.31	Open Market
3/4/2009	40,000	0	$2.28	Open Market
3/5/2009	40,000	0	$2.45	Open Market
3/6/2009	40,000	0	$2.61	Open Market
3/9/2009	40,000	0	$2.69	Open Market
3/10/2009	40,000	0	$2.73	Open Market
3/11/2009	40,000	0	$2.74	Open Market
3/12/2009	40,000	0	$2.80	Open Market
3/13/2009	40,000	0	$2.88	Open Market
3/16/2009	7,000	0	$2.94	Open Market
3/17/2009	14,000	0	$3.01	Open Market
3/18/2009	26,600	0	$3.11	Open Market
3/19/2009	40,000	0	$3.18	Open Market
3/20/2009	33,600	0	$3.25	Open Market
3/21/2009	13,990	0	$3.31	Open Market

(1)	Price per share includes commissions.
Except as otherwise described herein, no transactions in Ordinary Shares were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person.
(c) Not applicable.
(d) Not applicable.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2009	OAK PACIFIC INTERACTIVE
	By:	/s/ Thomas Ren
		Name:	Thomas Ren
		Title:	Financial Controller, Director of Finance Department